Mark E. Crone Managing Partner mcrone@cronelawgroup.com

February 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Amendment No. 4 to Registration Statement on Form S-1
Submitted January 24, 2025
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated February 5, 2025, with reference to the Company’s Registration Statement on Form S-1/A filed with the Commission on January 24, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

1.	We note you disclose that you “do not have sufficient resources to effectuate your business” and “expect to incur expenses offset by revenues during the next twelve months of operations.” You also state that “the Company does not project revenue for the next few years.” Please expand on the revenues you expect to offset expenses during the next twelve months of operations, given that you historically have had no revenue or revise the contradicting statements accordingly. We note that we have previously issued this comment.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 25.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky

Chief Executive Officer

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